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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004.

Commission File Number______________

                      AREL COMMUNICATIONS AND SOFTWARE LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

           22 Einstein St., Science Park, Building #22, P.O. Box 4042,
                     Kiryat Weizman Nes Ziona 74140 Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

         This report on Form 6-K of the Registrant consists of the Registrant's press release, dated May 13, 2004, which is attached hereto and incorporated by reference herein.

         This report on Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

         This report on Form 6-K is incorporated by reference into the Registrant's Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                           Arel Communications and Software Ltd.

Date:    May 13, 2004                     By  /s/ Danny Yelin
                                                 Danny Yelin
                                          --------------------------------------
                                                 Chief Financial Officer

[GRAPHIC OMITTED



Contacts:
Media Relations:                                 Investor Relations:
Courtney Chauvin/Sandra Fathi                    Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.                          Lippert/Heilshorn & Associates
212-398-9680 x 142                               212-838-3777
courtney@affectstrategies.com                    ccapaccio@lhai.com

   Arel Communications and Software Comments on First Quarter Expected Results

       - Company Decides to Defer $2.3 Million in First-Quarter Revenue -


ATLANTA - May 14, 2004 - Arel Communications and Software (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, announced today it has decided to defer $2.3 million of the revenue associated with a multi-million dollar contract. This new contract represents the second stage of deployment of Arel's Integrated Conferencing Platform(TM) (ICP) into one of the largest North American retail companies. The company has decided to adopt a prudent accounting approach since the exact 2004 deployment schedule is yet in process of being finalized. Once the deployment scheduled is finalized, the company expects to recognize the revenue associated with this contract

Although the Company had record shipment of approximately $3.3M in Q1 of 2003 that should have resulted in a net profit of approximately $600,000, as a result of the $2.3 million revenue deferral, the company expects first quarter 2004 revenue to be approximately $1M versus $2.1 million a year ago, and to report a first quarter 2004 net loss of $900,000 to $1.1 million versus a loss of $260,000 a year ago.

Philippe Szwarc, chief executive officer of Arel, stated, "Accounting treatments aside, Arel remains on track to achieve our 2004 objective of driving top-line growth. We are working diligently to expand our customer and channel base in order to mitigate the impact of long sales cycles on our reported results. As we proceed however, we do remain subject in the foreseeable future to quarterly fluctuations driven by a small number of high-value contracts with Fortune 1000 customers. With corporations increasingly recognizing the benefits of our enterprise collaboration solutions and supported by our strong debt-free balance sheet and $8M in cash, Arel is well positioned to continue to expand its footprint in the market for interactive universal conferencing and collaboration."

The company expects to report first quarter 2004 results on May 20, 2004.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel's Integrated Conferencing PlatformTM (ICP) core software, the Arel Spotlight TM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel's scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from `off-network' pay per usage services to `on-network' solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the satisfaction of the conditions to closing, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software's filings with the Securities Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.





                           All trademarks recognized.

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